UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Cagle’s, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

127703-10-6

(CUSIP Number)

Bland Byrne, 3340 Peachtree Rd. NE, Suite 1460, Atlanta, GA 30326

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127703-10-6

1.	Names of Reporting Persons Trust u/w George L. Cagle Item IV-Marital Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization GA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer.
This Statement relates to Class A Common Stock of Cagle's, Inc., whose address is 1385 Collier Road, N.W., Atlanta, Georgia 30318.

Item 2.	Identity and Background.

This Statement is filed on behalf of that Trust u/w George L.  Cagle Item IV – Marital Trust (the”Trust”), a Georgia trust whose principal business is to hold shares of Cagle’s, Inc.  The address of its principal business and principal office is 1385 Collier Road, N.W., Atlanta, Georgia  30318.  The Trust has not been convicted in any criminal proceeding, and has not become subject to any judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activity subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 8, 2009, a total of 938,375 shares of Cagle’s, Inc.  were transferred by the Trust to the Cagle Family Holdings, LLC (“the LLC”) in return for a like number of units in the LLC.  The transfers were contributions to the capital of the LLC, and no other funds or consideration were involved.

Item 4.	Purpose of Transaction.

The transfer to the LLC had a two-fold purpose: first, to insure management continuity and orderly succession of management at Cagle’s, Inc., and second, to facilitate family estate planning and inter-generational transfers.  The transfer was made pursuant to the terms of the Trust.

Item 5.	Interest in Securities of the Issuer.

The Trust now owns no shares, which equals 0 % of the class of stock identified in Item 1.  As of September 8, 2009 the Trust ceased to be the beneficial owner of more than five percent of the Class A Common Stock of Cagle’s, Inc.

No other transactions in the Common Stock of Cagle’s, Inc.  have been effected by any person named in this Item during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships required to be described pursuant to Item 6.

Item 7.	Material to be Filed as Exhibits.
There is no material required to be filed as an exhibit.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 8, 2009
Date
/s/ J. Douglas Cagle, Trustee of Trust u/w George L. Cagle Item IV –Marital Trust
Signature
J. Douglas Cagle, Trustee of Trust u/w George L. Cagle Item IV –Marital Trust
Name/Title